# Dreyfus
# New York Tax Exempt
# Bond Fund, Inc.

**ANNUAL REPORT** May 31, 2007



**D**reyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

## THE FUND

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus New York Tax Exempt Bond Fund, Inc., covering the 12-month period from June 1, 2006, through May 31, 2007.

The U.S. economy continued to moderate during the reporting period as cooling housing markets took their toll on consumer and business spending. Labor markets, however, remained quite strong, and key measures of inflation have stayed stubbornly above the Federal Reserve's stated "comfort zone." Our economists believe that the anemic rate of U.S. economic growth recorded in the first quarter of 2007 should be the weakest reading of the current midcycle slowdown, and economic growth is likely to recover eventually to a near-trend pace.

The likely implications of our economic outlook include a long pause in Fed policy, a modest drop in 10-year Treasury bond yields (and consequent rise in price) and, in the absence of an as-yet unforeseen event, persistently tight yield spreads throughout the municipal bond market sectors. We expect these developments to produce both challenges and opportunities for fixed-income investors. As always, your financial advisor can help you position your investments for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 15, 2007



## DISCUSSION OF FUND PERFORMANCE

*For the period of June 1, 2006, through May 31, 2007, as provided by Joseph Darcy, Portfolio Manager*

### Market and Fund Performance Overview

Despite heightened market volatility, municipal bond prices generally ended the reporting period close to where they began. The fund produced slightly higher returns than its Lipper category average, primarily due to its emphasis on income-oriented securities. However, the fund's return lagged its benchmark, which contains bonds from many states, not just New York, which we attribute to fund fees and expenses that are not reflected in the benchmark's results.

For the 12-month period ended May 31, 2007, the fund achieved a total return of 4.47%.[1] In comparison, the Lehman Brothers Municipal Bond Index, the fund's benchmark index, achieved a total return of 4.84% for the same period.[2] The average total return for all funds reported in the Lipper New York Municipal Debt Funds category was 4.40%.[3]

### The Fund's Investment Approach

The fund seeks as high a level of current income exempt from federal, New York state and New York city income taxes as is consistent with the preservation of capital. To pursue this goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal, New York state and New York city personal income taxes. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years, but the fund may invest without regard to maturity. The fund will invest at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its assets in municipal bonds rated below investment grade ("junk" bonds) or the unrated equivalent as determined by Dreyfus.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may

assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation either to discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

## Income Drove Returns in the Municipal Bond Market

Market volatility early and late during the reporting period mostly offset a generally rallying market over the remainder of the reporting period. Although robust economic growth sparked inflation fears in the spring of 2006, those concerns subsequently waned amid reports of softening housing markets and falling energy prices. The Federal Reserve Board (the "Fed") apparently agreed with a more benign inflation outlook, as it held short-term interest rates steady between July 2006 and the reporting period's end.

Near the end of February 2007, turmoil in overseas equity markets and rising delinquencies among U.S. sub-prime mortgage holders sparked fears that the economic slowdown might be more severe than expected. In fact, the U.S. economy posted a relatively anemic 0.6% annualized growth rate over the first quarter of the year. Yet, by the end of the reporting period, investor sentiment had shifted dramatically due to robust labor markets, rising energy prices and comments from the Fed that inflation represented a greater concern than recession. With municipal bonds ending the reporting period with only slightly higher prices than where they began, the market's total return performance was driven, primarily by income.

Despite the national economic slowdown, both the state and city of New York continued to benefit from an expanding local economy.

Rising tax revenues helped fill state and city coffers, reducing their need to borrow. The supply of newly issued securities from New York issuers declined while investor demand remained robust, lending additional support to bond prices.

## Core Holdings Supported the Fund's Results

The fund continued to benefit from its core holdings of seasoned bonds, which carry higher coupons than currently are available from newly issued securities. In addition, our focus on bonds with maturities in the 15- to 20-year range captured yields that were virtually the same as longer-term bonds, but with less risk. With yield differences along the market's credit rating spectrum near historically narrow levels, we sacrificed little by emphasizing higher-quality securities.

## Fund Remains Positioned for Stable Interest Rates

At its meeting in May, the Fed again left short-term interest rates unchanged, commenting that its "predominant policy concern remains the risk that inflation will fail to moderate as expected." These remarks, when combined with mixed economic data, suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. Therefore, we currently intend to maintain the fund's emphasis on high-quality, income-oriented bonds.

June 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New York residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged and geographically unrestricted total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect the fees and expenses associated with operating a mutual fund.*

[3] *Source: Lipper Inc.*

## FUND PERFORMANCE



Comparison of change in value of $10,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. and the Lehman Brothers Municipal Bond Index

### Average Annual Total Returns *as of 5/31/07*

|  | 1 Year | 5 Years | 10 Years |
|---|---|---|---|
| **Fund** | **4.47%** | **4.10%** | **4.89%** |

† *Source: Lipper Inc.*

*Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares. The above graph compares a $10,000 investment made in Dreyfus New York Tax Exempt Bond Fund, Inc. on 5/31/97 to a $10,000 investment made in the Lehman Brothers Municipal Bond Index (the "Index") on that date. All dividends and capital gain distributions are reinvested.*

*The fund invests primarily in New York municipal securities and its performance shown in the line graph above takes into account fees and expenses. The Index is not limited to investments principally in New York municipal obligations and does not take into account charges, fees and other expenses. The Index, unlike the fund, is an unmanaged total return performance benchmark for the long-term, investment-grade, geographically unrestricted tax-exempt bond market, calculated by using municipal bonds selected to be representative of the municipal market overall. These factors can contribute to the Index potentially outperforming or underperforming the fund. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New York Tax Exempt Bond Fund, Inc. from December 1, 2006 to May 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended May 31, 2007

| | |
|---|---|
| Expenses paid per $1,000† | $ 3.93 |
| Ending value (after expenses) | $997.70 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended May 31, 2007

| | |
|---|---|
| Expenses paid per $1,000† | $ 3.98 |
| Ending value (after expenses) | $1,020.99 |

† *Expenses are equal to the fund's annualized expense ratio of .79%, multiplied by the average account value over the period, multiplied by 182/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

May 31, 2007

| Long-Term Municipal Investments−100.8% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York−95.4%** | | | | |
| Albany Industrial Development Agency, LR (New York Assembly Building Project) | 7.75 | 1/1/10 | 490,000 | 516,543 |
| Battery Park City Authority, Revenue | 5.25 | 11/1/18 | 10,000,000 | 10,698,000 |
| Erie County Industrial Development Agency, Life Care Community Revenue (Episcopal Church Home and Affiliates Life Care Community, Inc. Project) | 6.00 | 2/1/28 | 1,500,000 | 1,540,620 |
| Huntington Housing Authority, Senior Housing Facility Revenue (Gurwin Jewish Senior Residences Project) | 6.00 | 5/1/39 | 5,750,000 | 5,907,320 |
| Long Island Power Authority, Electric System General Revenue | 5.00 | 5/1/18 | 25,105,000 | 26,899,003 |
| Long Island Power Authority, Electric System General Revenue (Insured; FGIC) | 5.00 | 12/1/25 | 10,000,000 | 10,529,300 |
| Long Island Power Authority, Electric System General Revenue (Insured; FSA) | 5.25 | 12/1/14 | 16,000,000 | 17,398,400 |
| Long Island Power Authority, Electric System General Revenue (Insured; MBIA) | 5.00 | 9/1/25 | 28,765,000 | 30,320,324 |
| Metropolitan Transportation Authority, Commuter Facilities Revenue (Insured; FGIC) | 6.00 | 7/1/08 | 9,000,000 [a] | 9,224,730 |
| Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA) | 5.00 | 10/1/14 | 5,000,000 [a] | 5,349,250 |
| Metropolitan Transportation Authority, Dedicated Tax Fund Revenue (Insured; FSA) | 5.25 | 11/15/25 | 8,750,000 | 9,224,162 |
| Metropolitan Transportation Authority, Service Contract Revenue (Insured; MBIA) | 5.50 | 7/1/24 | 10,000,000 | 10,716,700 |
| Monroe Tobacco Asset Securitization Corporation, Tobacco Settlement Asset-Backed Bonds | 6.63 | 6/1/10 | 500,000 [a] | 543,790 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| Municipal Assistance Corporation for the City of New York, Revenue | 6.25 | 7/1/07 | 14,455,000 | 14,771,275 |
| Nassau County Industrial Development Agency, IDR (Keyspan-Glenwood Energy Center, LLC Project) | 5.25 | 6/1/27 | 12,750,000 | 13,173,555 |
| New York City | 7.25 | 8/15/07 | 210,000 | 211,470 |
| New York City | 7.25 | 8/15/07 | 1,290,000 | 1,298,720 |
| New York City | 5.80 | 8/1/11 | 190,000 | 190,285 |
| New York City | 5.50 | 6/1/13 | 875,000 [a] | 950,959 |
| New York City | 5.25 | 8/1/15 | 10,170,000 | 10,838,881 |
| New York City | 5.00 | 11/1/18 | 14,555,000 | 15,304,146 |
| New York City | 5.00 | 11/1/19 | 10,000,000 | 10,495,200 |
| New York City | 5.00 | 8/1/22 | 10,000,000 | 10,513,500 |
| New York City | 5.50 | 6/1/23 | 125,000 | 133,916 |
| New York City | 5.25 | 8/15/25 | 7,475,000 | 7,941,440 |
| New York City | 5.25 | 8/15/26 | 8,750,000 | 9,296,000 |
| New York City (Insured; AMBAC) | 5.75 | 8/1/12 | 1,570,000 [a] | 1,710,389 |
| New York City (Insured; AMBAC) | 5.75 | 8/1/16 | 3,430,000 | 3,729,816 |
| New York City (Insured; MBIA) | 5.25 | 5/15/18 | 11,000,000 | 11,799,920 |
| New York City Industrial Development Agency, Civic Facility Revenue (United Jewish Appeals Federation Project) | 5.00 | 7/1/27 | 1,000,000 | 1,043,250 |
| New York City Industrial Development Agency, Civic Facility Revenue (Vaughn College of Aeronautics and Technology Project) | 5.00 | 12/1/28 | 5,075,000 | 5,045,260 |
| New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC) | 5.00 | 1/1/26 | 5,000,000 | 5,298,550 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; FGIC) | 5.00 | 3/1/31 | 31,715,000 | 33,429,830 |
| New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project) | 8.00 | 8/1/28 | 12,500,000 | 15,296,375 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue | 5.50 | 6/15/10 | 13,490,000 [a] | 14,272,420 |
| New York City Municipal Water Finance Authority, Water and Sewer System Revenue (Insured; MBIA) | 5.75 | 6/15/07 | 13,000,000 [a] | 13,139,360 |
| New York City Transitional Finance Authority, Building Aid Revenue (Insured; FGIC) | 5.00 | 7/15/27 | 10,000,000 | 10,590,900 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.75 | 8/15/09 | 5,000,000 [a] | 5,260,450 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 6.00 | 8/15/09 | 1,000,000 [a] | 1,057,330 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.25 | 2/1/16 | 8,040,000 | 8,641,553 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.00 | 11/1/23 | 10,000,000 | 10,551,000 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 0/14.00 | 11/1/29 | 9,000,000 [b] | 7,548,840 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue (Insured; FGIC) | 6.00 | 8/15/09 | 5,000,000 [a] | 5,286,650 |
| New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds | 6.50 | 6/1/10 | 675,000 [a] | 732,746 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York Counties Tobacco Trust IV, Tobacco Settlement Pass-Through Bonds | 6.50 | 6/1/35 | 325,000 | 346,651 |
| New York Liberty Development Corporation, Revenue (Goldman Sachs Headquarters Issue) | 5.25 | 10/1/35 | 10,000,000 | 11,133,500 |
| New York State Dormitory Authority, Consolidated Revenue (City University System) (Insured; FGIC) | 5.63 | 7/1/16 | 9,120,000 | 10,051,426 |
| New York State Dormitory Authority, Consolidated Third General Resolution Revenue (City University System) (Insured; FSA) | 5.50 | 7/1/09 | 10,000,000 [a] | 10,449,000 |
| New York State Dormitory Authority, Insured Revenue (New York University) (Insured; MBIA) | 5.75 | 7/1/27 | 33,625,000 | 40,011,060 |
| New York State Dormitory Authority, LR (State University Educational Facilities) (Insured; FGIC) | 5.50 | 7/1/11 | 10,000,000 [a] | 10,639,000 |
| New York State Dormitory Authority, Mortgage Nursing Home Revenue (Menorah Campus, Inc.) (Insured; FHA) | 6.10 | 2/1/37 | 8,300,000 | 8,478,616 |
| New York State Dormitory Authority, Revenue | 5.88 | 5/15/11 | 19,900,000 [c,d] | 21,308,522 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/19 | 16,530,000 | 17,752,063 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/20 | 7,920,000 | 8,477,489 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/21 | 10,000,000 | 10,680,400 |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/23 | 10,255,000 | 10,920,652 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York State Dormitory Authority, Revenue (Columbia University) | 5.00 | 7/1/31 | 10,000,000 | 10,587,000 |
| New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA) | 5.75 | 7/1/20 | 3,000,000 | 3,465,930 |
| New York State Dormitory Authority, Revenue (Memorial Sloan-Kettering Cancer Center) (Insured; MBIA) | 0.00 | 7/1/28 | 18,335,000 | 7,174,852 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities Improvement) (Insured; FGIC) | 5.00 | 2/15/21 | 10,150,000 | 10,675,770 |
| New York State Dormitory Authority, Revenue (Miriam Osborne Memorial Home) (Insured; ACA) | 6.88 | 7/1/25 | 6,105,000 | 6,703,168 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.50 | 7/1/26 | 4,000,000 | 4,050,760 |
| New York State Dormitory Authority, Revenue (Mount Sinai NYU Health Obligated Group) | 5.50 | 7/1/26 | 3,200,000 | 3,249,440 |
| New York State Dormitory Authority, Revenue (New York University Hospitals Center) | 5.00 | 7/1/22 | 10,000,000 | 10,210,100 |
| New York State Dormitory Authority, Revenue (North Shore University Hospital at Forest Hills) (Insured; MBIA) | 5.50 | 11/1/13 | 2,625,000 | 2,856,341 |
| New York State Dormitory Authority, Revenue (Rockefeller University) | 5.00 | 7/1/32 | 18,505,000 | 19,218,553 |
| New York State Dormitory Authority, Revenue (School District Financing Program) (Insured; MBIA) | 5.38 | 10/1/22 | 31,000,000 | 33,180,850 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 5.88 | 5/15/11 | 100,000 | 107,078 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 7.50 | 5/15/11 | 1,180,000 | 1,280,206 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) | 7.50 | 5/15/11 | 1,480,000 | 1,621,532 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FGIC) | 5.50 | 5/15/13 | 11,010,000 | 11,818,134 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA) | 5.75 | 5/15/10 | 2,000,000 a | 2,127,360 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; FSA) | 5.75 | 5/15/16 | 4,000,000 | 4,542,440 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA) | 5.50 | 5/15/13 | 100,000 | 107,543 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA) | 5.50 | 5/15/13 | 12,900,000 c,d | 13,873,176 |
| New York State Dormitory Authority, Revenue (State University Educational Facilities) (Insured; MBIA) | 5.25 | 5/15/15 | 6,825,000 | 7,364,175 |
| New York State Dormitory Authority, Revenue (Vassar College) | 5.00 | 7/1/46 | 10,000,000 | 10,421,100 |
| New York State Dormitory Authority, Revenue (Winthrop University Hospital Association) | 5.50 | 7/1/32 | 1,000,000 | 1,047,240 |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.00 | 3/15/13 | 8,150,000 a | 8,625,227 |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.05 | 3/15/13 | 500,000 a | 530,440 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York State Dormitory Authority, State Personal Income Tax Revenue (Education) | 5.38 | 3/15/13 | 7,370,000 [a] | 7,941,838 |
| New York State Dormitory Authority, Third General Resolution Revenue (State University Educational Facilities Issue) (Insured; MBIA) | 5.25 | 11/15/12 | 10,000,000 | 10,686,900 |
| New York State Energy Research and Development Authority, PCR (Central Hudson Gas and Electric Corporation Project) (Insured; AMBAC) | 5.45 | 8/1/27 | 9,000,000 | 9,370,530 |
| New York State Environmental Facilities Corporation, State Clean Water and Drinking Water Revolving Funds Revenue (New York City Municipal Water Finance Authority Projects) | 5.25 | 6/15/20 | 13,745,000 | 14,589,493 |
| New York State Housing Finance Agency, Health Facilities Revenue | 6.00 | 5/1/08 | 10,000,000 | 10,091,300 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.40 | 10/1/10 | 160,000 | 163,330 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.40 | 10/1/10 | 2,760,000 [c,d] | 2,817,436 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.55 | 10/1/12 | 190,000 | 193,948 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.55 | 10/1/12 | 4,810,000 [c,d] | 4,909,952 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.80 | 10/1/28 | 7,745,000 | 7,805,179 |
| New York State Mortgage Agency, Homeowner Mortgage Revenue | 5.40 | 4/1/29 | 9,120,000 | 9,318,725 |
| New York State Power Authority, Revenue and General Purpose | 5.00 | 11/15/19 | 17,210,000 | 18,075,835 |
| New York State Power Authority, Revenue and General Purpose | 5.00 | 11/15/21 | 10,500,000 | 10,978,485 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| New York State Thruway Authority, State Personal Income Tax Revenue (Transportation) (Insured; FSA) | 5.00 | 3/15/20 | 27,965,000 | 29,569,632 |
| New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue | 5.50 | 7/1/08 | 960,000 [a] | 978,614 |
| New York State Urban Development Corporation, Corporate Purpose Senior Lien Revenue | 5.50 | 7/1/16 | 9,040,000 | 9,211,850 |
| New York State Urban Development Corporation, State Facilities Revenue (Insured; MBIA) | 5.70 | 4/1/20 | 20,000,000 | 22,662,200 |
| New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC) | 5.00 | 12/15/22 | 7,520,000 | 7,953,378 |
| New York State Urban Development Corporation, State Personal Income Tax Revenue (Economic Development and Housing) (Insured; AMBAC) | 5.00 | 12/15/23 | 8,175,000 | 8,637,051 |
| Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, LP Facility) | 5.55 | 11/15/15 | 2,500,000 | 2,598,725 |
| Niagara Falls City School District, COP (High School Facility) (Insured; FSA) | 5.00 | 6/15/21 | 3,595,000 | 3,773,168 |
| Niagara Falls City School District, COP (High School Facility) (Insured; FSA) | 5.00 | 6/15/22 | 3,770,000 | 3,951,601 |
| Niagara Falls City School District, COP (High School Facility) (Insured; FSA) | 5.00 | 6/15/25 | 3,365,000 | 3,515,449 |
| Niagara Falls City School District, COP (High School Facility) (Insured; FSA) | 5.00 | 6/15/28 | 4,155,000 | 4,335,036 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| Onondaga County Industrial Development Agency, IDR (Weyerhaeuser Project) | 9.00 | 10/1/07 | 1,200,000 | 1,221,972 |
| Orange County Industrial Development Agency, Life Care Community Revenue (Glen Arden Inc. Project) | 5.70 | 1/1/28 | 4,600,000 | 4,683,766 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 93rd Series) | 6.13 | 6/1/94 | 15,000,000 | 17,765,850 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 121st Series) (Insured; MBIA) | 5.38 | 10/15/35 | 14,950,000 | 15,179,632 |
| Port Authority of New York and New Jersey (Consolidated Bonds, 132nd Series) | 5.00 | 9/1/33 | 10,000,000 | 10,442,100 |
| Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.25 | 12/1/13 | 6,000,000 | 6,718,680 |
| Port Authority of New York and New Jersey, Special Project Bonds (JFK International Air Terminal LLC Project) (Insured; MBIA) | 6.25 | 12/1/14 | 10,000,000 | 11,356,800 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; AMBAC) | 5.00 | 10/15/29 | 23,495,000 | 24,682,672 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA) | 5.25 | 10/15/18 | 30,000,000 | 32,491,800 |
| Sales Tax Asset Receivable Corporation, Sales Tax Asset Revenue (Insured; MBIA) | 5.25 | 10/15/19 | 5,000,000 | 5,412,000 |
| Tobacco Settlement Financing Corporation of New York, Asset-Backed Revenue Bonds (State Contingency Contract Secured) | 5.50 | 6/1/20 | 10,000,000 | 10,779,300 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York (continued)** | | | | |
| Tompkins County Industrial Development Agency, Civic Facility Revenue (Ithacare Center Project) (Insured; FHA) | 6.20 | 2/1/37 | 6,000,000 | 6,129,540 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.50 | 1/1/12 | 18,635,000 [a] | 19,935,164 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.38 | 1/1/16 | 7,500,000 [a] | 8,274,225 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.25 | 11/15/19 | 11,065,000 | 11,761,763 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.50 | 1/1/22 | 10,540,000 [a] | 12,087,167 |
| Triborough Bridge and Tunnel Authority, General Purpose Revenue | 5.13 | 11/15/29 | 10,000,000 | 10,466,500 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds | 5.75 | 7/15/12 | 19,910,000 [a] | 21,589,807 |
| TSASC Inc. of New York, Tobacco Settlement Asset-Backed Bonds | 5.13 | 6/1/42 | 16,230,000 | 16,558,333 |
| Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project) | 6.00 | 6/1/08 | 1,800,000 [a] | 1,874,538 |
| Watervliet Housing Authority, Residential Housing Revenue (Beltrone Living Center Project) | 6.13 | 6/1/08 | 1,000,000 [a] | 1,042,620 |
| Yonkers, GO (Insured; FSA) | 5.00 | 5/1/20 | 3,225,000 | 3,431,045 |
| Yonkers, GO (Insured; FSA) | 5.00 | 5/1/21 | 2,000,000 | 2,122,780 |
| **U.S. Related—5.4%** | | | | |
| Puerto Rico Commonwealth, Public Improvement | 6.00 | 7/1/07 | 5,000,000 [a] | 5,083,950 |

| Long-Term Municipal Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Related (continued)** | | | | |
| Puerto Rico Commonwealth, Public Improvement (Insured; FSA) | 5.50 | 7/1/10 | 500,000 | 525,015 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FSA) | 5.50 | 7/1/10 | 9,600,000 c,d | 10,080,240 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 6.00 | 7/1/15 | 3,000,000 | 3,423,030 |
| Puerto Rico Electric Power Authority, Power Revenue | 5.00 | 7/1/27 | 12,325,000 | 12,855,222 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA) | 5.00 | 7/1/22 | 4,750,000 | 5,031,390 |
| Puerto Rico Highways and Transportation Authority, Highway Revenue | 0.00 | 7/1/27 | 22,625,000 | 8,840,945 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue | 5.50 | 7/1/24 | 5,500,000 | 6,119,135 |
| Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA) | 5.00 | 7/1/38 | 2,000,000 c,d | 2,047,370 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.50 | 10/1/40 | 5,000,000 | 5,318,100 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC) | 5.50 | 7/1/28 | 6,225,000 | 7,210,916 |
| Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note | 6.38 | 10/1/19 | 1,000,000 | 1,079,360 |
| **Total Long-Term Municipal Investments** (cost $1,210,668,828) | | | | **1,251,261,304** |

| Short-Term Municipal Investments—1.0% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **New York;** | | | | |
| New York City (LOC; Bank of America) | 3.81 | 6/1/07 | 4,000,000 [e] | 4,000,000 |
| New York City (LOC; State Street Bank and Trust Co.) | 3.79 | 6/1/07 | 1,585,000 [e] | 1,585,000 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue (Liquidity Facility; Bayerische Landesbank) | 3.79 | 6/1/07 | 3,800,000 [e] | 3,800,000 |
| New York State Dormitory Authority, Revenue (Oxford University Press Inc.) (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.84 | 6/1/07 | 2,900,000 [e] | 2,900,000 |
| **Total Short-Term Municipal Investments** (cost $12,285,000) | | | | **12,285,000** |

| | | |
|---|---|---|
| **Total Investments** (cost $1,222,953,828) | **101.8%** | **1,263,546,304** |
| **Liabilities, Less Cash and Receivables** | **(1.8%)** | **(21,829,286)** |
| **Net Assets** | **100.0%** | **1,241,717,018** |

a *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

b *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

c *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2007, these securities amounted to $55,036,696 or 4.4% of net assets.*

d *Collateral for floating rate borrowings.*

e *Securities payable on demand. Variable interest rate—subject to periodic change.*

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| AAA | | Aaa | | AAA | 69.7 |
| AA | | Aa | | AA | 17.8 |
| A | | A | | A | 4.2 |
| BBB | | Baa | | BBB | 3.8 |
| BB | | Ba | | BB | .4 |
| B | | B | | B | 1.2 |
| F1 | | MIG1/P1 | | SP1/A1 | .7 |
| Not Rated[f] | | Not Rated[f] | | Not Rated[f] | 2.2 |
| | | | | | **100.0** |

[†]  *Based on total investments.*
[f]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

May 31, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 1,222,953,828 | 1,263,546,304 |
| Interest receivable | | 17,574,202 |
| Receivable for shares of Common Stock subscribed | | 77,756 |
| Prepaid expenses | | 46,758 |
| | | **1,281,245,020** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(b) | | 692,015 |
| Cash overdraft due to Custodian | | 879,787 |
| Payable for floating rate notes issued | | 25,985,000 |
| Payable for investment securities purchased | | 11,216,575 |
| Payable for shares of Common Stock redeemed | | 502,890 |
| Interest and related expenses payable | | 150,352 |
| Accrued expenses | | 101,383 |
| | | **39,528,002** |
| **Net Assets ($)** | | **1,241,717,018** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,200,950,668 |
| Accumulated net realized gain (loss) on investments | | 173,874 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 40,592,476 |
| **Net Assets ($)** | | **1,241,717,018** |
| **Shares Outstanding** | | |
| (300 million shares of $.001 par value Common Stock authorized) | | 84,798,509 |
| **Net Asset Value,** offering and redemption price per share—Note 3(d) ($) | | **14.64** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS
Year Ended May 31, 2007

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **58,820,447** |
| **Expenses:** | |
| Management fee–Note 3(a) | 7,469,503 |
| Shareholder servicing costs–Note 3(b) | 1,112,649 |
| Interest and related expenses | 1,089,849 |
| Custodian fees | 87,521 |
| Professional fees | 79,223 |
| Directors' fees and expenses–Note 3(c) | 73,040 |
| Prospectus and shareholders' reports | 25,479 |
| Registration fees | 23,362 |
| Loan commitment fees–Note 2 | 6,467 |
| Miscellaneous | 58,581 |
| **Total Expenses** | **10,025,674** |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (60,448) |
| **Net Expenses** | **9,965,226** |
| **Investment Income–Net** | **48,855,221** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 5,040,368 |
| Net unrealized appreciation (depreciation) on investments | 270,886 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **5,311,254** |
| **Net Increase In Net Assets Resulting from Operations** | **54,166,475** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended May 31, | |
| --- | ---: | ---: |
| | 2007 | 2006 |
| **Operations ($):** | | |
| Investment income—net | 48,855,221 | 50,909,682 |
| Net realized gain (loss) on investments | 5,040,368 | 1,488,696 |
| Net unrealized appreciation (depreciation) on investments | 270,886 | (35,275,969) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **54,166,475** | **17,122,409** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net | (48,827,558) | (50,882,166) |
| Net realized gain on investments | (573,472) | (3,363,409) |
| **Total Dividends** | **(49,401,030)** | **(54,245,575)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 82,522,334 | 76,626,306 |
| Dividends reinvested | 35,884,248 | 38,797,655 |
| Cost of shares redeemed | (115,698,474) | (143,343,060) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **2,708,108** | **(27,919,099)** |
| **Total Increase (Decrease) in Net Assets** | **7,473,553** | **(65,042,265)** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,234,243,465 | 1,299,285,730 |
| **End of Period** | **1,241,717,018** | **1,234,243,465** |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 5,586,163 | 5,180,021 |
| Shares issued for dividends reinvested | 2,430,609 | 2,627,587 |
| Shares redeemed | (7,843,172) | (9,704,589) |
| **Net Increase (Decrease) in Shares Outstanding** | **173,600** | **(1,896,981)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased or (decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | | | Year Ended May 31, | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 14.58 | 15.02 | 14.63 | 15.57 | 15.02 |
| Investment Operations: | | | | | |
| Investment income−net[a] | .58 | .59 | .61 | .64 | .69 |
| Net realized and unrealized gain (loss) on investments | .07 | (.40) | .40 | (.88) | .71 |
| Total from Investment Operations | .65 | .19 | 1.01 | (.24) | 1.40 |
| Distributions: | | | | | |
| Dividends from investment income−net | (.58) | (.59) | (.62) | (.63) | (.69) |
| Dividends from net realized gain on investments | (.01) | (.04) | − | (.07) | (.16) |
| Total Distributions | (.59) | (.63) | (.62) | (.70) | (.85) |
| Net asset value, end of period | 14.64 | 14.58 | 15.02 | 14.63 | 15.57 |
| **Total Return (%)** | 4.47 | 1.32 | 7.11 | (1.57) | 9.56 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .81 | .81[b] | .80[b] | .79[b] | .84[b] |
| Ratio of net expenses to average net assets | .80 | .74[b] | .75[b] | .79[b] | .84[b] |
| Ratio of net investment income to average net assets | 3.92 | 4.02 | 4.13 | 4.25 | 4.53 |
| Portfolio Turnover Rate | 30.27 | 46.18 | 40.69 | 24.22 | 29.28 |
| Net Assets, end of period ($ x 1,000) | 1,241,717 | 1,234,243 | 1,299,286 | 1,296,430 | 1,475,917 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the fund's previously reported net assets, net investment income, net asset value or total return. See Note 5.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus New York Tax Exempt Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified, open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal, New York state and New York city personal income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. During the reporting period, the Manager was a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective June 30, 2007, the Distributor will be known as MBSC Securities Corporation.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus became a wholly-owned subsidiary of The Bank of New York Mellon Corporation.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the following date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At May 31, 2007, the components of accumulated earnings on a tax basis were as follows: undistributed tax exempt income $170,614 undistributed ordinary income $1,329,779, undistributed capital gains $1,262,123 and unrealized appreciation $38,174,448.

The tax character of distributions paid to shareholders during the fiscal periods ended May 31, 2007 and May 31, 2006 were as follows: tax exempt income $48,827,558 and $50,882,166 and long-term capital gains $573,472 and $3,363,409, respectively.

During the period ended May 31, 2007, as a result of permanent book to tax differences, primarily due to the tax treatment for amortization adjustments, the fund decreased accumulated undistributed investment income-net by $27,663 and increased accumulated net realized gain (loss) on investments by the same amount. Net assets were not affected by this reclassification.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended May 31, 2007, the fund did not borrow under the Facility.

### NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Agreement provides that if in any fiscal year the aggregate expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the fund's average net assets, the fund may deduct from the payment to be made to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2007 there was no expense reimbursement pursuant to the Agreement.

**(b)** Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2007, the fund was charged $663,940 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2007, the fund was charged $307,899 pursuant to the transfer agency agreement.

During the period ended May 31, 2007, the fund was charged $4,089 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $635,767, chief compliance officer fees $3,748 and transfer agency per account fees $52,500.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

**(d)** A .10% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of their issuance, including redemptions made through the use of the fund's exchange privilege. During the period ended May 31, 2007, redemption fees charged and retained by the fund amounted to $174.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2007, amounted to $403,964,862 and $377,301,699, respectively.

The fund may purchase floating rate notes. A floating rate note is a Municipal Bond or other debt obligation (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term tax exempt rates, that has been coupled with the agreement of a third party, such as a bank, broker-dealer or other financial institution, pursuant to which such institution grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the obligation's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term tax exempt rate.

At May 31, 2007, the cost of investments for federal income tax purposes was $1,199,386,856; accordingly, accumulated net unrealized appreciation on investments was $38,174,448, consisting of $41,557,399 gross unrealized appreciation and $3,382,951 gross unrealized depreciation.

## NOTE 5–Restatement

Subsequent to the issuance of the November 30, 2006 financial statements, the fund determined that the transfers of certain tax-exempt municipal bond securities by the fund to special purpose bond trusts in connection with participation in inverse floater structures do not qualify for sale treatment under Statement of Financial Accounting Standard No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, and should have been accounted for as a secured borrowing.

The correction of the above item resulted in the restatement of the ratio of total and net expenses of the financial highlights table as shown below:

| **Ratio of Total Expenses** | 2006 | 2005 | 2004 | 2003 |
| --- | --- | --- | --- | --- |
| As previously reported | .72% | .72% | .71% | .71% |
| As restated | .81% | .80% | .79% | .84% |
| | | | | |
| **Ratio of Net Expenses** | 2006 | 2005 | 2004 | 2003 |
| As previously reported | .65% | .67% | .71% | .71% |
| As restated | .74% | .75% | .79% | .84% |

This restatement has no impact on the fund's previously reported net assets, net asset value per share or total return.

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors**
**Dreyfus New York Tax Exempt Bond Fund, Inc.**

We have audited the accompanying statement of assets and liabilities of Dreyfus New York Tax Exempt Bond Fund, Inc., including the statement of investments, as of May 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of May 31, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus New York Tax Exempt Bond Fund, Inc. at May 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
July 16, 2007

In accordance with federal tax law, the fund hereby makes the following designations regarding its fiscal year ended May 31, 2007:

—all the dividends paid from investment income-net are "exempt-interest dividends" (not subject to regular Federal income tax, and for individuals who are New York residents, New York State and New York City personal income taxes), and

—the fund hereby designates $.0068 per share as a long-term capital gain distribution paid on December 15, 2006.

As required by federal tax law rules, shareholders will receive notification of their portion of the fund's taxable ordinary dividends (if any) and capital gains distributions (if any) paid for the 2007 calendar year on Form 1099-DIV and their portion of the fund's exempt-interest dividends paid for 2007 calendar year on form 1099-INT, both which will be mailed by January 31, 2008.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on May 8, 2007, the Board considered the re-approval of the fund's Management Agreement through November 30, 2007, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities, as well as the Manager's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and

expense ratio with a group of comparable funds (the "Expense Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. Included in these reports were comparisons of contractual and actual management fee rates and total operating expenses. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons that were prepared based on financial statements currently available to Lipper as of February 28, 2007. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than the respective Expense Group and Expense Universe medians. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians. The Board noted that the fund's total expense ratio reflected a voluntary undertaking by the Manager that was previously in effect and that, without the undertaking in effect, the fund's annual total expense ratio would still be lower than the Expense Group and Expense Universe medians.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended February 28, 2007, and placed significant emphasis on comparisons of yield and total return performance among the same group of funds as the Expense Group (the "Performance Group") and to a group of funds that was broader than the Expense Universe (the "Performance Universe") that also was selected by Lipper. The Board noted the fund's improved total return performance in the most recent two years and that the fund's total return was at or higher than the medians of the Performance Group and Performance Universe for the 1-year and 2-year periods, compared with generally lower than median total returns for longer-term periods. On a yield performance basis, the Board noted that the fund's 1-year yield performance for the past 10 calendar years was at or lower than the Performance Group median, and higher than the Performance Universe median, for each reported time period.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and any differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the management fees paid in light of the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds, to evaluate the appropriateness and reasonableness of the fund's management fee.

Representatives of the Manager noted that there were no similarly managed institutional separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund sharehold-

ers. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and that the profitability percentage for managing the fund was reasonable given the generally superior service levels provided. The Board also noted the Manager's absorption of certain expenses of the fund over the prior fiscal year and its effect on the profitability of the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.

• The Board was satisfied with the improvement in the fund's relative performance in the most recent 1-year and 2-year periods.

• The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

# BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (63)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 168

————————

**David W. Burke (71)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
• Corporate Director and Trustee.

*Other Board Memberships and Affiliations:*
• John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 92

————————

**William Hodding Carter III (72)**
**Board Member (2006)**

*Principal Occupation During Past 5 Years:*
• Professor of Leadership & Public Policy, University of North Carolina, Chapel Hill (January 1, 2006-present)
• President and Chief Executive Officer of the John S. and James L. Knight Foundation (February 1, 1998-February 1, 2006)

*Other Board Memberships and Affiliations:*
• The Century Foundation, Emeritus Director
• The Enterprise Corporation of the Delta, Director

*No. of Portfolios for which Board Member Serves:* 28

————————

**Gordon J. Davis (65)**
**Board Member (1995)**

*Principal Occupation During Past 5 Years:*
• Partner in the law firm of LeBoeuf, Lamb, Greene & MacRae, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

*Other Board Memberships and Affiliations:*
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies, Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

*No. of Portfolios for which Board Member Serves:* 37

**40**

## Joni Evans (65)
## Board Member (1987)

*Principal Occupation During Past 5 Years:*
• Principal, Joni Evans Ltd.
• Senior Vice President of the William Morris Agency (2005)

*No. of Portfolios for which Board Member Serves:* 28

——————————

## Ehud Houminer (66)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Executive-in-Residence at the Columbia Business School, Columbia University

*Other Board Memberships and Affiliations:*
• Avnet Inc., an electronics distributor, Director
• International Advisory Board to the MBA Program School of Management, Ben Gurion
  University, Chairman

*No. of Portfolios for which Board Member Serves:* 69

——————————

## Richard C. Leone (67)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• President of The Century Foundation (formerly, The Twentieth Century Fund, Inc.), a tax
  exempt research foundation engaged in the study of economic, foreign policy and domestic issues

*Other Board Memberships and Affiliations:*
• The American Prospect, Director
• Center for American Progress, Director

*No. of Portfolios for which Board Member Serves:* 28

——————————

## Hans C. Mautner (69)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• President—International Division and an Advisory Director of Simon Property Group, a real
  estate investment company (1998-present)
• Director and Vice Chairman of Simon Property Group (1998-2003)
• Chairman and Chief Executive Officer of Simon Global Limited (1999-present)

*Other Board Memberships and Affiliations:*
• Capital and Regional PLC, a British co-investing real estate asset manager, Director
• Member - Board of Managers of:
  Mezzacappa Long/Short Fund LLC
  Mezzacappa Partners LLC

*No. of Portfolios for which Board Member Serves:* 28

## Robin A. Melvin (43)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Director, Boisi Family Foundation, a private family foundation that supports youth-serving organizations that promote the self sufficiency of youth from disadvantaged circumstances

*No. of Portfolios for which Board Member Serves:* 28

——————————

## Burton N. Wallack (56)
## Board Member (1991)

*Principal Occupation During Past 5 Years:*
• President and co-owner of Wallack Management Company, a real estate management company

*No. of Portfolios for which Board Member Serves:* 28

——————————

## John E. Zuccotti (69)
## Board Member (2006)

*Principal Occupation During Past 5 Years:*
• Chairman of Brookfield Financial Properties, Inc.
• Senior Counsel of Weil, Gotshal & Manges, LLP
• Chairman of the Real Estate Board of New York

*Other Board Memberships and Affiliations:*
• Emigrant Savings Bank, Director
• Wellpoint, Inc., Director
• Visiting Nurse Service of New York, Director
• Columbia University, Trustee
• Doris Duke Charitable Foundation, Trustee

*No. of Portfolios for which Board Member Serves:* 28

——————————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Arnold S. Hiatt, Emeritus Board Member*

# OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 86 investment companies (comprised of 168 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since April 1998.

**MARK N. JACOBS, Vice President since March 2000.**

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 61 years old and has been an employee of the Manager since June 1977.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 87 investment companies (comprised of 184 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (87 investment companies, comprised of 184 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 83 investment companies (comprised of 180 portfolios) managed by the Manager. He is 36 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus
New York Tax Exempt
Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbol:**    DRNYX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



© 2007 MBSC Securities Corporation                                                    0980AR0507